



02006861 TES
...GE COMMISSION
Washington, D.C. 20549

Vf 3-11-02

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SEC FILE NUMBER
8- 15608

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRANSATLANTIC SECURITIES COMPANY, ~~L.P.~~

RECD S.E.C. MAR 0 1 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, suite 2200
(No. and Street)

Montreal	Quebec	Canada	H3A 3R7
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey, CA — (514) 847-7638
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name — *if individual, state last, first, middle name*)

600, de la Gauchetière Street West, suite 1900, Montreal, Quebec, Canada H3B 4L8
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton 

AUDITOR'S REPORT

To the United States Securities
and Exchange Commission

We have audited the consolidated balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2001 and the consolidated statements of earnings, capital and changes in cash resources for the year then ended. Our examination was made in accordance with Canadian generally accepted auditing standards , and accordingly included such tests and other procedures as we considered necessary in the circumstances and we have issued thereon an unqualified opinion on February 8, 2002.

In addition, we have examined the non-consolidated statement of financial condition and the non-consolidated statement of income presented on pages 1 through 4 and 7 of the Financial and Operational Combined Uniform Single Report.

These non-consolidated financial statements as described in the preceding paragraph have been prepared solely for the purposes of the Financial and Operational Combined Uniform Single Report. Since these non-consolidated financial statements have not been prepared for general purposes, some users may require further information.

The supplementary data contained in pages 5, 6, 11 and 12, although not considered necessary for a fair presentation of the results of operations in conformity with Canadian generally accepted accounting principles , are presented for supplementary analysis purposes. Such information in relation to the non-consolidated financial statements has been subjected to audit procedures applied in the examination of the non-consolidated financial statements.

In our opinion, this non-consolidated statement of financial condition, this non-consolidated statement of income and such supplementary data are presented fairly, in all material respects, in relation to the non-consolidated financial statements taken as a whole.

Raymond Chabot Grant Thornton

Chartered Accountants

Montreal, Canada
February 8, 2002

Suite 1900
National Bank Tower
600 de La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Transatlantic Securities Company, Limited Partnership

Non-Consolidated Financial Statements December 31, 2001



Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton 

Auditors' Report

To the General Partner of
Transatlantic Securities Company,
Limited Partnership

We have audited the non-consolidated balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2001 and the non-consolidated statements of earnings, capital and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these non-consolidated financial statements present fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles except that they are prepared on a non-consolidated basis as explained in Note 2.

Raymond Chabot Grant Thornton

Chartered Accountants

Montreal, Canada
February 8, 2002

Suite 1900
National Bank Tower
600 de La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Transatlantic Securities Company, Limited Partnership
Earnings

Year ended December 31, 2001

(Expressed in United States dollars)

	2001	2000
	$	$
Net commissions	**2,548,945**	3,968,600
Operating expenses		
Brokerage charges	**69,128**	61,733
Telecommunications	**47,284**	21,138
Clearing fees	**65,699**	83,617
General brokerage	**57,108**	58,623
Differences on transactions	**14,439**	110,248
	253,658	335,359
Earnings before other expenses (income)	**2,295,287**	3,633,241
Other expenses (income)		
Administrative expenses	**745,515**	639,843
Professional fees	**166,130**	142,524
Exchange loss (gain)	**2,872**	(5,678)
Interest earned and other	**(65,914)**	(107,118)
	848,603	669,571
Net earnings	**1,446,684**	2,963,670

The accompanying notes are an integral part of the non-consolidated financial statements.

Transatlantic Securities Company, Limited Partnership
Capital

Year ended December 31, 2001

(Expressed in United States dollars)

	2001			2000
	General Partner	Limited partner		
	Transatlantic Securities Limited	Lombard Odier Company of Canada, Limited Partnership	Total	Total
	$	$	$	$
Capital investment	50,000	150,000	200,000	200,000
Current accounts				
Balance, beginning of year	40,000	2,923,670	2,963,670	2,759,703
Drawings	(40,000)	(2,360,000)	(2,400,000)	(2,759,703)
		563,670	563,670	–
Net earnings	16,000	1,430,684	1,446,684	2,963,670
Balance, end of year	16,000	1,994,354	2,010,354	2,963,670
Capital, end of year	66,000	2,144,354	2,210,354	3,163,670

The accompanying notes are an integral part of the non-consolidated financial statements.

Transatlantic Securities Company, Limited Partnership
Cash Flows

Year ended December 31, 2001
(Expressed in United States dollars)

	2001	2000
	$	$
OPERATING ACTIVITIES		
Net earnings	**1,446,684**	2,963,670
Non-cash item		
Changes in working capital items (Note 4)	**124,713**	(48,776)
Cash flows from operating activities	**1,571,397**	2,914,894
INVESTING ACTIVITIES		
Deposits with stock exchanges and clearing organizations and cash flows from investing activities	**(32,640)**	(81,305)
FINANCING ACTIVITIES		
Drawings and cash flows from financing activities	**(2,400,000)**	(2,759,703)
Net increase (decrease) in cash and cash equivalents	**(861,243)**	73,886
Cash and cash equivalents, beginning of year	**2,741,352**	2,667,466
Cash and cash equivalents, end of year	**1,880,109**	2,741,352

The accompanying notes are an integral part of the non-consolidated financial statements.

Transatlantic Securities Company, Limited Partnership
Balance Sheet
December 31, 2001
(Expressed in United States dollars)

	2001	2000
	$	$
ASSETS		
Current assets		
Cash and cash equivalents (Note 5)	**1,880,109**	2,741,352
Receivable from brokers		14,939
Receivable from a company under common control		98,122
Other accounts receivable and prepaid expenses (Note 6)	**40,482**	19,266
	1,920,591	2,873,679
Investment in the wholly-owned subsidiary, at cost (Note 7)	**15,000**	15,000
Stock exchange membership, at cost (market value: $2,000,000; $1,700,000 in 2000)	**90,000**	90,000
Deposits with stock exchanges and clearing organizations, at cost (Note 8)	**257,803**	225,163
	2,283,394	3,203,842
LIABILITIES		
Current liabilities		
Payable to brokers		9,839
Other accounts payable and accrued liabilities	**30,613**	30,333
Payable from a company under common control, without interest	**42,427**	
	73,040	40,172
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**2,010,354**	2,963,670
	2,210,354	3,163,670
	2,283,394	3,203,842

The accompanying notes are an integral part of the non-consolidated financial statements.

On behalf of the Board of Directors of Valeurs Mobilières Transatlantiques Limitée in its capacity as General Partner,

Director

Director

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2001
(Expressed in United States dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Transatlantic Securities Company, Limited Partnership is a limited partnership which is a member firm of the New York Stock Exchange and is engaged in the stock brokerage business in Canada and the United States.

2 - NON-CONSOLIDATED FINANCIAL STATEMENTS

These non-consolidated financial statements have been prepared solely for the purposes of management and regulatory bodies. Financial statements on a consolidated basis for the period ended December 31, 2001 have been distributed to partners. The Limited Partnership has followed the cost method of accounting for its investment in its subsidiary. Since these non-consolidated financial statements have not been prepared for general purposes, some users may require further information. These financial statements are in accordance with Canadian generally accepted accounting principles except that they are prepared on a non-consolidated basis.

3 - ACCOUNTING POLICIES

Financial statements

The financial statements are expressed in United States dollars to facilitate their comprehension by foreign users.

The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2001
(Expressed in United States dollars)

3 - ACCOUNTING POLICIES (Continued)

Security transactions

Security transactions are recorded in the accounts on settlement date. Commission income and related expenses for transactions executed for customers but not yet settled are accounted for under the accrual basis of accounting.

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into United States dollars. Under this method, current assets and current liabilities are translated at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average exchange rate for the year. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

4 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2001	2000
	$	$
Receivable from brokers	**14,939**	83,109
Receivable from a company under common control	**98,122**	(45,139)
Other accounts receivable and prepaid expenses	**(21,216)**	18,304
Payable to brokers	**(9,839)**	3,447
Other accounts payable and accrued liabilities	**280**	(108,497)
Payable from a company under common control	**42,427**	
	124,713	(48,776)

Cash flows relating to interest on operating activities are detailed as follows:

	2001	2000
	$	$
Interest paid	**65,914**	107,118
Interest received	**29,007**	57,629

5 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include deposit certificate totalling $1,503,765 in 2000 which mature in the next three months bearing interest at the rate of 6.44%.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2001

(Expressed in United States dollars)

6 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2001	2000
	$	$
Taxes receivable and other	**31,398**	11,832
Prepaid expenses	**9,084**	7,434
	40,482	19,266

7 - INVESTMENT IN THE WHOLLY-OWNED SUBSIDIARY

	2001	2000
	$	$
Subsidiary's information		
Net earnings (loss)	**(23,468)**	26,118
Shareholder's equity	**67,972**	91,440

8 - DEPOSITS WITH STOCK EXCHANGES AND CLEARING ORGANIZATIONS

	2001	2000
	$	$
Deposits		
Depository Trust Company	**50,000**	50,000
National Securities Clearing Corporation	**150,000**	115,000
Canadian Depository of Securities Ltd.	**38,303**	40,663
	238,303	205,663
Share and warrant, at cost		
National Association of Securities Dealers	**19,500**	19,500
	257,803	225,163

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2001
(Expressed in United States dollars)

9 - RELATED PARTY TRANSACTIONS

Related parties

Transatlantic Securities Company, Limited Partnership is held by Lombard Odier Company of Canada, Limited Partnership and by Transatlantic Securities Limited. The Limited Partnership is under the same control with Lombard, Odier & Cie, Lombard Odier Trust Company, Lombard, Odier (Canada) Inc. and Valeurs Mobilières Gémont (1984) Inc. The Limited Partnership holds all the outstanding shares of TSC Clearing Services Inc.

Transactions during the year

Commission revenue arising from transactions with Lombard, Odier group, Geneva is detailed as follows:

	2001	2000
	$	$
Net commissions	**2,077,093**	3,475,941

Included in administrative expenses are amounts totalling $702,318 ($604,431 in 200) charged by Lombard Odier Company of Canada, Limited Partnership as the share of Transatlantic Securities Company, Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $100,035 ($71,322 in 2000).

Moreover, the Limited Partnership charged interest to Lombard Odier Company of Canada, Limited Partnership in the amount of $4,308 ($6,985 in 2000) and its share of financial information and telecommunications fees in the amount of $47,076 ($63,612 in 2000).

These transactions, concluded in the normal course of business, are measured at the exchange amount.

10 - BANK GUARANTEE

The Limited Partnership has an authorized bank line of credit for an amount of CA$825,000, at prime rate plus 0.5 of 1% plus stand-by fee of 0.5 of 1% maturing on April 30, 2002. This bank line of credit is secured by a master hypothecation agreement on the universality of security for a maximum amount of CA$575,000. The Limited Partnership has to maintain an effective net worth of US$500,000 at all time, this ratio is respect as at December 31, 2001. As at December 31, 2001, no amount was used.